EXHIBIT 99.1

News Release dated November 20, 2013, Suncor Energy announces 2014 capital spending plan and production outlook

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces 2014 capital spending plan and production outlook

Oil production expected to grow by 10%

(All financial figures are approximate and in Canadian dollars unless otherwise noted)

Calgary, Alberta (Nov. 20, 2013) – Suncor Energy released its 2014 corporate guidance today, which includes $7.8 billion in capital spending and planned average production of 565,000 to 610,000 barrels of oil equivalent per day. Oil Sands production is expected to increase by over 14 per cent, more than offsetting the reduced production from the North America Onshore business as a result of the natural gas divestiture in 2013. Total oil production year over year is expected to increase by approximately
10 per cent.

Approximately $4.2 billion of the 2014 capital spend is expected to go towards growth projects, with $1.9 billion of that growth capital earmarked for advancing oil sands projects including the Fort Hills joint venture and near-term debottlenecking and expansion initiatives such as MacKay River 2. Growth capital is also allocated to Exploration and Production projects including investment in Golden Eagle in the North Sea and development of East Coast Canada assets such as Hebron. Refining and Marketing growth capital of $220 million will largely be deployed on projects to support inland crude supply to the Montreal refinery.

“Our 2014 capital plan demonstrates our continued commitment to capital discipline,” said Steve Williams, Suncor president and chief executive officer. “As evidenced by our debottlenecking initiatives and the recent Fort Hills project sanction, we will be diligent in pursuing only those projects we believe will deliver long-term shareholder value. This approach applies not only to how we view oil sands investments, but also to other opportunities in our rich suite of growth projects.”

Capital Expenditures (millions $) (1)

		Capital (2)
	2014 Outlook	Sustaining	Growth
	Nov. 20, 2013

Oil Sands Total	4,450	2,525	1,925
Oil Sands	2,850	2,270	580
Oil Sands Ventures	1,600	255	1,345
Exploration and Production	2,000	120	1,880
Refining and Marketing	960	740	220
Corporate	390	185	205
Total	7,800	3,570	4,230

(1)          Capital expenditures exclude capitalized interest of $400 million - $500 million.

(2)          For definitions of growth and sustaining capital expenditures, see the Capital Investment Update section of Suncor’s Management’s Discussion and Analysis for the third quarter of 2013 dated October 30, 2013.

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Approximately $3.6 billion of the 2014 capital spend is expected to go toward sustaining capital investments focused on improving reliability across the company’s assets, maintaining current production capacities through planned maintenance activities and ensuring the safety and efficiency of existing operations.

2014 Production Outlook

“Our focus on operational excellence continues to deliver results,” said Williams. “With no major turnarounds planned in our oil sands business in 2014 and further debottlenecking opportunities, we’re set for a strong year of continued production growth. In addition, we expect to drive our oil sands cash operating costs below $35 per barrel as we continue to focus on reliability and cost management.”

The Exploration and Production – International outlook assumes production from assets in the U.K. sector of the North Sea and full production from assets in Libya. Libyan production is contingent upon the resolution of the ongoing political unrest. Production from Syria is not included due to continued political unrest in that country.

2014 full year outlook Nov. 20, 2013

Suncor Total Production (boe/d) (1)	565,000 - 610,000
Oil Sands (bpd)	400,000 - 430,000
Syncrude (bpd)	32,000 - 36,000
Exploration and Production – Canada (boe/d)	53,000 - 58,000
Exploration and Production – International (boe/d) (1)	80,000 - 86,000

(1)          Exploration and Production – International production includes a full year of production of approximately 42,000 boe/d from its Libyan operations. At the time of publication, Libyan production is shut in due to political unrest.

For more detail on Suncor’s outlook and capital spending plan, see suncor.com/guidance.

Suncor’s corporate guidance provides management’s outlook for 2014 in certain key areas of the company’s business. Users of this forward-looking information are cautioned that actual results may vary materially from the targets disclosed. Readers are cautioned against placing undue reliance on this guidance.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning:  the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals.

Suncor’s corporate guidance is based on the following assumptions around oil prices:  WTI, Cushing of US$93.00 per barrel; Brent, Sullom Voe of US$100.00 per barrel; and WCS, Hardisity of US$70.00 per barrel.  In addition, the guidance is based on the assumption of a natural gas price (AECO – C Spot) of Cdn. $3.86 per GJ and an exchange rate (US$/Cdn$) of $0.97.  Assumptions for the Oil Sands and Syncrude 2014 production outlook include those relating to reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance in 2014. Assumptions for the East Coast Canada and International 2014 production outlook include those relating to reservoir performance, drilling results, facility reliability, and the successful restart of production after planned maintenance events. Factors that could potentially impact Suncor’s 2014 corporate guidance include, but are not limited to:

•                   Bitumen supply. Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance.

•                   Third-party pipelines. Production estimates could be negatively impacted by third-party pipeline disruptions that may result in the apportionment of capacity or pipeline shutdowns, which would affect the company’s ability to market its crude oil.

•                   Performance of recently commissioned projects, including new facilities, storage and distribution infrastructure, debottlenecking projects or well pads. Production rates during the commissioning and start-up period are difficult to predict and can be impacted by unplanned maintenance. Bitumen production levels are dependent on the successful ramp up of recently commissioned facilities and well pads.

•                   Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, pipeline, or offshore assets.

•                   Planned maintenance events. Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or not executed effectively. The successful execution of maintenance and start-up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season.

•                   Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                   Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks.

All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “will”, “expected”, “guidance”, “plans”, “outlook”, “continue”, “focus”, “could”, “potentially” and similar expressions. Forward-looking statements in this news release include references to the following: Suncor’s capital spending plans and planned production rates for 2014; Suncor’s plan to be diligent in pursuing only those projects that deliver long-term shareholder value; Suncor’s plan that there will be no major turnarounds in its oil sands business in 2014, which, when combined with further debottlenecking opportunities, will set a strong year for continued production growth; and the expectation that oil sands cash operating costs will be driven below $35 per barrel.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information systems by computer hackers or cyber terrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Suncor’s Management’s Discussion and Analysis dated October 30, 2013 and Suncor’s Annual Information Form (the “2012 AIF”) and Form 40-F, each dated March 1, 2013, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

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